SECURI ISSION

13012237

C M

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SEC Mail Processing Section

MAR 01 2013

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fulcrum Capital Markets, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congress Avenue, Suite 2550
(No. and Street)

Austin	Texas	78704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

2525 McKinnon Street. Suite 600	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/13

OATH OR AFFIRMATION

I, Matthew Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fulcrum Capital Markets LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN REBECCA BOYD
My Commission Expires
August 16, 2015

Signature

Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fulcrum Capital Markets LLC
111 Congress Avenue
Suite 2550
Austin, TX 78701

SEC
Mail Processing
Section

MAR 01 2013

Washington DC
405

Securities and Exchange Commission
Office of Filings and Information Services
Registration Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

Re: Annual Audit Report
December 31, 2012
SEC File No. 8-68731

Gentlemen:

In accordance with Rule 17a-5(e)(3), we respectfully request that the above-referenced financial statements, exclusive of the Statement of Financial Condition, which is bound separately, be deemed confidential pursuant to the rule.

Very truly yours,

Matthew Hamilton, Executive Officer

February 26, 2013
Date

FULCRUM CAPITAL MARKETS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

FULCRUM CAPITAL MARKETS LLC AND SUBSIDIARIES

CONTENTS

Certified
Public
Accountants

Rothstein Kass
2525 McKinnon Street, Suite 600
Dallas, TX 75201
tel 214.665.6000
fax 214.965.0710
www.rkco.com

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Fulcrum Capital Markets LLC:

We have audited the accompanying consolidated statement of financial condition of Fulcrum Capital Markets LLC and Subsidiaries (collectively, the "Company") as of December 31, 2012, and the related consolidated statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated financial statements of Fulcrum Capital (Dubai) Limited and subsidiary, (collectively, the "Components"), wholly-owned subsidiaries, which statements reflect total assets constituting 84% of consolidated total assets at December 31, 2012, and total revenues constituting 92% of consolidated total revenues for the year then ended. Those statements which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, were audited by other auditors in accordance with International Standards on Auditing, whose report has been furnished to us. We have applied audit procedures on the conversion adjustments to the financial statements of the Components, which conform those financial statements to accounting principles generally accepted in the United States of America. Our opinion, insofar as it relates to the amounts included for the Components prior to these conversion adjustments, is based solely on the report of the other auditors. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audit and the report of the other auditors, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fulcrum Capital Markets LLC and Subsidiaries as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Dallas, Texas
February 27, 2013

FULCRUM CAPITAL MARKETS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	1,386,100
Investment in securities, at fair value		14,597
Due from related party		15,147
Other receivables		95,270
Other assets		46,900
	$	1,558,014
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	137,749
Due to related parties		65,788
Accrued expenses		8,817
Total liabilities		212,354
Member's equity		1,345,660
	$	1,558,014

See accompanying notes to consolidated financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Fulcrum Capital Markets LLC ("FCM") is a limited liability company formed under the laws of the state of Delaware on September 20, 2007. FCM became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 20, 2011. Fulcrum Capital Holdings LLC is the sole member (the "Member") of the Company. The Company's operations consist primarily of brokering fixed income securities to institutional customers.

Fulcrum Capital (Dubai) Limited ("FCD") is a company limited by shares registered in the Dubai International Financial Centre ("DIFC") on December 25, 2011 under the Companies Law, DIFC Law No. 2 of 2009. FCD and its wholly owned subsidiary, Fulcrum Distressed Partners Limited ("FDP") (together, "FCD Group"), a company limited by shares incorporated in the British Virgin Islands ("BVI") on November 2, 2010 under the BVI Business Companies Act of 2004, are wholly owned by FCM. FCD Group is involved in arranging credit or deals in investments and advising on financial products or credit, and trading in distressed investments.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). The consolidated financial statements include the accounts of FCM and its subsidiaries (collectively, the "Company"). All material intercompany transactions and balances have been eliminated in the consolidation.

The consolidated financial statements were approved by management and were issued on February 27, 2013. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. As of December 31, 2012, the Company did not have any cash equivalents.

Valuation of Investments at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Investment in Securities

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their mid-point of last reported "bid" price and "ask" price. OTC securities are generally categorized in Level 1 of the fair value hierarchy.

1. Summary of significant accounting policies (continued)

Revenue Recognition

Transactions in investment in securities are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in trading gain and losses on the consolidated statement of operations. Expenses are recognized on a trade-date basis.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in trading gains and losses in the consolidated statement of operations.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for periods subsequent to 2009.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the consolidated financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Assets (at fair value)				
Investment in securities				
Common stocks - International Environmental Technologies, Ltd.	$ 14,597	$ -	$ -	$ 14,597

3. Net capital requirement

As a registered broker-dealer, FCM is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires FCM to have and maintain, at all times, a minimum net capital at least $5,000 or the amount required under the Rule, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1. At December 31, 2012, FCM's net capital was approximately $186,000, which was approximately $181,000 in excess of its minimum requirement of $5,000.

4. Related party transactions

FCM has a Master Services Agreement (the "MSA") with the Member, Fulcrum Credit Partners LLC, and Fulcrum Fund Advisors LLC, affiliated entities, in which FCM has agreed to pay 30% of the joint expenses each month. FCD Group also has a service agreement with Fulcrum Capital Holdings LLC ("FCH"), an affiliate entity, and agreed to pay certain joint expenses. As of December 31, 2012, the Company has a payable to FCH of approximately $66,000 for expenses paid by the FCH.

5. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions in the United States ("US"), the United Arab Emirates ("UAE") and Cayman Islands ("CI"). The balances in the US financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of December 31, 2012, the Company had approximately $174,000 cash in a US financial institution.

6. Exemption from Rule 15c3-3

FCM is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Commitments

The Member has various operating leases which expire in February 2015. In accordance with the MSA, the Company has agreed to share 30% of these operating leases. Lease expenses under these agreements for the year ended December 31, 2012 approximated $27,000 and are included in the accompanying consolidated statement of operations.

Total future minimum lease commitments under these operating leases are as follows:

Year ending December 31,

2013	$ 85,000
2014	83,000
2015	9,000
	$ 177,000